August 18, 2009

United States
Securities and Exchange Commission
Mail Stop 4720
Washington, D.C 20549
Attn: Kathryn S. McHale

Re:	Smithtown Bancorp, Inc.
Form 10-K and Form 10-K/A for December 31, 2008
Definitive Proxy Statement filed March 12, 2009
Form 10-Q for March 31, 2009
File Number 000-13314

Dear Ms. McHale:

We are providing the following responses to the Staff’s letter dated August 6, 2009 with respect to the above referenced filings.  The Company’s responses are keyed to the staff’s comments, which are also reprinted below.

Form 10-Q for the period ended March 31, 2009
Note 7 – Securities, page 12

1.	We note your response to comment 7 of our letter dated July 9, 2009. We have the following additional comments on your pooled Trust Preferred Funding III LTD Series 144A security.

•	Please tell us and revise future filings to disclose if principal and interest payments are still being made on a timely basis.

•
Please provide us with the cash flow analyses you used to support a realizable value equal to or greater than the carrying value of security.  Please identify all of the key assumptions and explain how you determined the assumptions were appropriate and consistent with FSP FAS 115-1 and FAS 124-1 and related guidance.  Specifically address the following related to the assumptions used in your cash flow analysis:

1.	Discount rate: tell us the discount rate used in your impairment analysis and how you determined it;

2.	Deferrals and defaults:

a)	Please tell us in detail how you developed your estimate of future deferrals and defaults. Specifically tell us if and how you considered the specific collateral underlying each individual security;

b)	Please tell us the dollar amount of deferrals and defaults experienced by the trust by quarter;

c)	Please tell us your estimate of future deferrals and defaults and compare your estimate to actual amounts experienced to date;

d)	Tell us how you treat deferrals (e.g. – do you treat deferrals the same as defaults); and

e)	Tell us about your recovery rate.

•
Please tell us how you considered information received after the balance sheet date but before you issued your financial statements in your other-than-temporary impairment analysis at March 31, 2009.  Specifically tell us if you received information regarding interest deferrals or defaults or credit rating downgrades and how this information affected your analysis at each period end.

•
Please revise future filings to clearly disclose how you calculate excess subordination and explain how the subordination percentages related to other column descriptions in order for an investor to understand why this information is relevant and meaningful.

Response:

Principal and interest payments on Trust Preferred Funding III LTD Series 144-A (“TPref III”) are still being made on a timely basis.  The Company will include this information in future filings.

Please see Exhibit 1 to this letter which details the cash flow analysis used to support a realizable value equal to or greater than the carrying value of TPref III at March 31, 2009.  Please note the discount rate used to support the realizable value is the actual index and margin on the security.  Attached as Exhibit 2 to this letter is the cash flow analysis used to support the estimated fair value of TPref III as of March 31, 2009.  The discount rate used for the estimated fair value of TPref III was the forward 3-month LIBOR rate plus 10.1% totaling just over 11% at March 31, 2009, but escalating throughout the discounted cash flow model based on the forward 3-month LIBOR rate.  Management determined this rate based on discussions with our investment bankers regarding newly issued bank debt, specifically negotiations on a planned new debt issuance by the Company.  Management also reviewed the current internal risk ratings of the collateral underlying the security as detailed in Exhibit 3 to this letter.  As a comparison the Company was successful issuing new subordinated debt during the second quarter of 2009 at a fixed rate of 11% for a ten year term.  Please note that Exhibit 3 also serves as the backup for the future defaults and default rate used in the cash flow analysis in Exhibits 1 and 2.

The Company did not elect to early adopt FSP FAS 115-1 and FAS124-1.  As required by SFAS 115, when a decline in fair value below cost is deemed to be other-than-temporary, the unrealized loss must be recognized as a charge to earnings.  Management concluded it was probable that full repayment of principal and interest according to original contractual terms would be received because the Company has the ability and intent to hold these securities until recovery. Therefore, the decline in estimated fair value below cost for TPref III was deemed to be temporary at March 31, 2009.

Future deferrals and defaults are estimated based on an analysis of the collateral underlying the security.  Particular detail is paid to each bank’s nonperforming assets to total loans, total risk based capital ratio and Texas ratio.  These three ratios are weighted to calculate a credit risk rating (“CRR”) for each bank.  The CRR, based on a scale of 1 being the best and 5 being the worst, is used as the basis for future default assumptions.  Banks known to have deferred or defaulted prior, or subsequent, to the reporting date and banks with a CRR of 4 or higher as of the reporting date are considered to default immediately in our discounted cash flow pricing model (“Model”).  As of March 31, 2009 other future default rates were estimated at 75% if the CRR was 3.5 or higher, 20% if the CRR was 2.5 or higher, 10% if the CRR was 1.5 or higher, 5% if the CRR was 1.01 or higher and 2.5% if the CRR was 1.0.  These weightings generate an overall estimate of future defaults that are spread over the remaining maturity of the security in our Model.  Please see Exhibit 3 to this letter which details the CRR and the calculation of the estimated future default rate.

TPref III experienced one default in the fourth quarter of 2007 in the amount of $4.25 million, one default in the second quarter of 2008 in the amount of $15 million, one deferral in the third quarter of 2008 in the amount of $5 million, one deferral in the second quarter of 2009 in the amount of $15 million, and 2 announced deferrals in the third quarter of 2009 totaling $27.5 million.

Our Model as of March 31, 2009, estimated $60 million in future defaults representing 16.9% of the original collateral in TPref III.  As of March 31, 2009 $24.25 million in deferrals and defaults had occurred in TPref III representing 6.84% of the original collateral.

The Company treats all deferrals as if they were defaults.  In addition, internal CRR’s for individual banks of 4 or higher are treated as defaults even though a deferral or default has not occurred.

Our Model assumes a 0% recovery rate.

Information received after the balance sheet date, but before the issuance of the financial statements is included in the cash flow analysis as a default during the reporting period.  Specifically, Bank Atlantic in TPref III deferred on April 15, 2009, but Exhibit 3 to this letter shows the Company treated it as a default as of the March 31, 2009 reporting date.  In addition, the June 30, 2009 reporting date included, as defaults, two announced deferrals in July 2009 for TPref III.  These deferrals led to an other-than-temporary impairment (“OTTI”) booked to earnings of $127 thousand, which would not have been recognized had the Company not taken them into consideration.

Excess subordination is the amount of paying collateral above the amount of outstanding collateral underlying each class of the security.  The Excess Subordination as a Percent of Paying Collateral, in the table detailing each trust preferred security included in response 2 below, reflects the difference between the paying collateral and the collateral underlying each security in the pool divided by the paying collateral.  A negative number results when the paying collateral is less than the collateral underlying each class of the security.  A low or negative number decreases the likelihood of full repayment of principal and interest according to original contractual terms.  It is the Company’s intent to include this requested revision in future filings.

2.
We note your press release filed as an exhibit to your Item 2.02 Form 8-K filed on July 30, 2009.  We also note you recorded a $255 thousand impairment loss on securities.  Please tell us to what individual and/or group of securities this relates to.  Furthermore, please update the impairment analysis you provided us for your “other investments” as of June 30, 2009.

Response:

Through the period ended March 31, 2009, the Company recognized cumulative other-than-temporary impairment charges of $865 thousand for Trust Preferred Funding I (“TPref I”). The Company adopted the FASB Staff Position (FSP) No. 115-2 and No. 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, effective April 1, 2009 and reversed $312 thousand, net of tax of $175 thousand, for the non-credit portion of the cumulative OTTI charge. The adoption was recognized as a cumulative effect adjustment that increased retained earnings and decreased accumulated other comprehensive income $312 thousand, net of tax of $175 thousand, as of April 1, 2009.   As a result of implementing the new standard, the amount of OTTI recognized in income for TPref I was $128 thousand for the period and for TPref III was $127 thousand for the period, totaling $255 thousand, gross of tax.  Through the period ended March 31, 2009, the Company had not recognized OTTI for TPref III.  However, from March 31, 2009 to June 30, 2009 the total of interest deferrals and near term deferrals increased from $20 million to $50.5 million.  The larger than anticipated deferrals, which are assumed to be immediate defaults in our cash flow analysis, resulted in a second quarter OTTI charge booked to earnings.

The following table presents the book value, gross unrealized loss and estimated fair value for the corporate bond held by the Company at June 30, 2009.  It is the Company’s intent to include the requested revision in future filings.

Dollars in thousands
Issuer	Book Value	Gross Unrealized Loss	Estimated Fair Value
Columbia Financial Capital Trust I Note (Corporate Bond)	2,085	(289)	1,796

The following table presents detailed information for each trust preferred security held by the Company at June 30, 2009.  It is the Company’s intent to include the requested revision in future filings.

Dollars in thousands
Issuer	Single Issuer or Pooled	Class	Book Value	Gross Unrealized Loss	Estimated Fair Value	Credit Rating	Number of Paying Banks in Issuance	Deferrals and Defaults as % of Collateral	Excess Subordination as a Percent of Paying Collateral
Fairfield County Bank Trust Preferred	Single	-	5,000	(1,849)	3,151	NA	1	-	-
Trust Preferred Funding III LTD Series 144A	Pooled	B-2	1,867	(1,029)	838	Ca/CC	27	12.95%	-15.3%
Trust Preferred Funding I	Pooled	B	1,179	(674)	505	Caa3/CCC	15	34.66%	-29.1%
Total			8,046	(3,552)	4,494

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Bradley E. Rock
Bradley E. Rock
Chairman, President and Chief Executive Officer

Cash Flow Analysis - TPREF III	Exhibit 1
Prepared By Sandler O'Neill & Partners
3/31/2009

Assumptions:
1) NetBank ($4.25), FNB AZ ($15MM), Vineyard ($5MM) and BankAtlantic ($15MM, Apr-09) assume 0% recovery
2) Additional defaults of 2.4% are assumed every 3-years, starting Apr-2009 with 0% recovery
3) No calls assumed
4) Reinvestment Rate Assumption: 3%
5) Fwd LIBOR rates as of 3/31/2009
6) Tpref III defines any interest shortfall as a default; the bonds do not "PIK". This analysis assumes unpaid interest on rated notes are paid before income notes.
If in actuality there is a shortfall of interest, the Trustee would be required to follow the terms of the Indenture for such a default.
7) Initial discount rates are set to original coupon spread and are not intended to reflect current market values

COLLATERAL
Date	Days act/360	Cum. Days 30/360	Period	LIBOR	Performing Balance	Interest (including reinvestment)	Matured Principal	Called Amount	Call Premium	Defaults	Recoveries	Reserve Payout	Total Cashflow
4/7/2009	90	90	25	1.09%	257,420,000	2,776,798	0	0	0	21,330,000	0	0	2,776,798
7/7/2009	91	180	26	1.21%	257,420,000	3,331,723	0	0	0	0	0	0	3,331,723
10/7/2009	92	270	27	0.95%	257,420,000	2,711,197	0	0	0	0	0	0	2,711,197
1/7/2010	92	360	28	1.21%	257,420,000	3,358,746	0	0	0	0	0	0	3,358,746
4/7/2010	90	450	29	1.25%	257,420,000	2,834,627	0	0	0	0	0	0	2,834,627
7/7/2010	91	540	30	1.36%	257,420,000	3,421,832	0	0	0	0	0	0	3,421,832
10/7/2010	92	630	31	1.53%	257,420,000	3,063,761	0	0	0	0	0	0	3,063,761
1/7/2011	92	720	32	1.69%	257,420,000	3,660,673	0	0	0	0	0	0	3,660,673
4/7/2011	90	810	33	1.86%	257,420,000	3,206,188	0	0	0	0	0	0	3,206,188
7/7/2011	91	900	34	2.04%	257,420,000	3,851,839	9,760,000	0	0	0	0	0	13,611,839
10/7/2011	92	990	35	2.22%	247,660,000	3,503,773	0	0	0	0	0	0	3,503,773
1/7/2012	92	1,080	36	2.40%	247,660,000	3,660,570	0	0	0	0	0	0	3,660,570
4/7/2012	91	1,170	37	2.56%	241,716,160	3,592,205	0	0	0	5,943,840	0	0	3,592,205
7/7/2012	91	1,260	38	2.71%	241,716,160	3,721,825	0	0	0	0	0	0	3,721,825
10/7/2012	92	1,350	39	2.84%	241,716,160	3,797,982	0	0	0	0	0	0	3,797,982
1/7/2013	92	1,440	40	2.94%	241,716,160	3,907,015	0	0	0	0	0	0	3,907,015
4/7/2013	90	1,530	41	3.01%	241,716,160	3,828,994	0	0	0	0	0	0	3,828,994
7/7/2013	91	1,620	42	3.07%	241,716,160	3,941,996	0	0	0	0	0	0	3,941,996
10/7/2013	92	1,710	43	3.13%	241,716,160	3,978,177	0	0	0	0	0	0	3,978,177
1/7/2014	92	1,800	44	3.19%	241,716,160	4,059,991	0	0	0	0	0	0	4,059,991
4/7/2014	90	1,890	45	3.26%	241,716,160	3,974,908	0	0	0	0	0	0	3,974,908
7/7/2014	91	1,980	46	3.33%	241,716,160	4,099,200	0	0	0	0	0	0	4,099,200
10/7/2014	92	2,070	47	3.39%	241,716,160	4,143,088	0	0	0	0	0	0	4,143,088
1/7/2015	92	2,160	48	3.45%	241,716,160	4,220,932	0	0	0	0	0	0	4,220,932
4/7/2015	90	2,250	49	3.49%	235,914,972	4,016,860	0	0	0	5,801,188	0	0	4,016,860
7/7/2015	91	2,340	50	3.52%	235,914,972	4,114,612	0	0	0	0	0	0	4,114,612
10/7/2015	92	2,430	51	3.54%	235,914,972	4,135,281	0	0	0	0	0	0	4,135,281
1/7/2016	92	2,520	52	3.56%	235,914,972	4,190,709	0	0	0	0	0	0	4,190,709
4/7/2016	91	2,610	53	3.58%	235,914,972	4,113,197	0	0	0	0	0	0	4,113,197
7/7/2016	91	2,700	54	3.59%	235,914,972	4,159,056	0	0	0	0	0	0	4,159,056
10/7/2016	92	2,790	55	3.60%	235,914,972	4,168,086	0	0	0	0	0	0	4,168,086
1/7/2017	92	2,880	56	3.61%	235,914,972	4,216,221	0	0	0	0	0	0	4,216,221
4/7/2017	90	2,970	57	3.61%	235,914,972	4,091,169	0	0	0	0	0	0	4,091,169

Cash Flow Analysis - TPREF III	Exhibit 1
Prepared By Sandler O'Neill & Partners
3/31/2009

COLLATERAL
Date	Days act/360	Cum. Days 30/360	Period	LIBOR	Performing Balance	Interest (including reinvestment)	Matured Principal	Called Amount	Call Premium	Defaults	Recoveries	Reserve Payout	Total Cashflow
7/7/2017	91	3,060	58	3.62%	235,914,972	4,175,697	0	0	0	0	0	0	4,175,697
10/7/2017	92	3,150	59	3.63%	235,914,972	4,186,751	0	0	0	0	0	0	4,186,751
1/7/2018	92	3,240	60	3.64%	235,914,972	4,235,992	0	0	0	0	0	0	4,235,992
4/7/2018	90	3,330	61	3.65%	230,253,013	4,014,710	0	0	0	5,661,959	0	0	4,014,710
7/7/2018	91	3,420	62	3.67%	230,253,013	4,101,406	0	0	0	0	0	0	4,101,406
10/7/2018	92	3,510	63	3.68%	230,253,013	4,118,302	0	0	0	0	0	0	4,118,302
1/7/2019	92	3,600	64	3.71%	230,253,013	4,173,353	0	0	0	0	0	0	4,173,353
4/7/2019	90	3,690	65	3.73%	230,253,013	4,061,487	0	0	0	0	0	0	4,061,487
7/7/2019	91	3,780	66	3.76%	230,253,013	4,156,766	0	0	0	0	0	0	4,156,766
10/7/2019	92	3,870	67	3.79%	230,253,013	4,179,736	0	0	0	0	0	0	4,179,736
1/7/2020	92	3,960	68	3.81%	230,253,013	4,236,674	0	0	0	0	0	0	4,236,674
4/7/2020	91	4,050	69	3.84%	230,253,013	4,163,532	0	0	0	0	0	0	4,163,532
7/7/2020	91	4,140	70	3.85%	230,253,013	4,212,778	0	0	0	0	0	0	4,212,778
10/7/2020	92	4,230	71	3.87%	230,253,013	4,227,489	0	0	0	0	0	0	4,227,489
1/7/2021	92	4,320	72	3.88%	230,253,013	4,276,832	0	0	0	0	0	0	4,276,832
4/7/2021	90	4,410	73	3.89%	224,726,941	4,052,484	0	0	0	5,526,072	0	0	4,052,484
7/7/2021	91	4,500	74	3.90%	224,726,941	4,133,325	0	0	0	0	0	0	4,133,325
10/7/2021	92	4,590	75	3.90%	224,726,941	4,141,819	0	0	0	0	0	0	4,141,819
1/7/2022	92	4,680	76	3.90%	224,726,941	4,181,960	0	0	0	0	0	0	4,181,960
4/7/2022	90	4,770	77	3.89%	224,726,941	4,051,691	0	0	0	0	0	0	4,051,691
7/7/2022	91	4,860	78	3.88%	224,726,941	4,122,930	0	0	0	0	0	0	4,122,930
10/7/2022	92	4,950	79	3.86%	224,726,941	4,122,145	0	0	0	0	0	0	4,122,145
1/7/2023	92	5,040	80	3.84%	224,726,941	4,152,585	0	0	0	0	0	0	4,152,585
4/7/2023	90	5,130	81	3.82%	224,726,941	4,013,393	0	0	0	0	0	0	4,013,393
7/7/2023	91	5,220	82	3.79%	224,726,941	4,074,091	0	0	0	0	0	0	4,074,091
10/7/2023	92	5,310	83	3.76%	224,726,941	4,061,847	0	0	0	0	0	0	4,061,847
1/7/2024	92	5,400	84	3.72%	224,726,941	4,081,417	0	0	0	0	0	0	4,081,417
4/7/2024	91	5,490	85	3.67%	219,333,494	3,878,415	0	0	0	5,393,447	0	0	3,878,415
7/7/2024	91	5,580	86	3.63%	219,333,494	3,888,405	0	0	0	0	0	0	3,888,405
10/7/2024	92	5,670	87	3.58%	219,333,494	3,865,705	0	0	0	0	0	0	3,865,705
1/7/2025	92	5,760	88	3.53%	219,333,494	3,880,220	0	0	0	0	0	0	3,880,220
4/7/2025	90	5,850	89	3.49%	219,333,494	3,736,325	0	0	0	0	0	0	3,736,325
7/7/2025	91	5,940	90	3.44%	219,333,494	3,785,526	0	0	0	0	0	0	3,785,526
10/7/2025	92	6,030	91	3.40%	219,333,494	3,766,691	0	0	0	0	0	0	3,766,691
1/7/2026	92	6,120	92	3.36%	219,333,494	3,784,542	0	0	0	0	0	0	3,784,542
4/7/2026	90	6,210	93	3.32%	219,333,494	3,646,401	0	0	0	0	0	0	3,646,401
7/7/2026	91	6,300	94	3.29%	219,333,494	3,699,194	0	0	0	0	0	0	3,699,194

Cash Flow Analysis - TPREF III	Exhibit 1
Prepared By Sandler O'Neill & Partners
3/31/2009

COLLATERAL
Date	Days act/360	Cum. Days 30/360	Period	LIBOR	Performing Balance	Interest (including reinvestment)	Matured Principal	Called Amount	Call Premium	Defaults	Recoveries	Reserve Payout	Total Cashflow
10/7/2026	92	6,390	95	3.26%	219,333,494	3,684,312	0	0	0	0	0	0	3,684,312
1/7/2027	92	6,480	96	3.22%	219,333,494	3,707,239	0	0	0	0	0	0	3,707,239
4/7/2027	90	6,570	97	3.20%	214,069,490	3,490,830	0	0	0	5,264,004	0	0	3,490,830
7/7/2027	91	6,660	98	3.17%	214,069,490	3,548,189	0	0	0	0	0	0	3,548,189
10/7/2027	92	6,750	99	3.15%	214,069,490	3,539,493	0	0	0	0	0	0	3,539,493
1/7/2028	92	6,840	100	3.14%	214,069,490	3,569,959	0	0	0	0	0	0	3,569,959
4/7/2028	91	6,930	101	3.12%	214,069,490	3,487,239	0	0	0	0	0	0	3,487,239
7/7/2028	91	7,020	102	3.12%	214,069,490	3,518,685	0	0	0	0	0	0	3,518,685
10/7/2028	92	7,110	103	3.11%	214,069,490	3,523,081	2,530,871	0	0	0	0	0	6,053,951
1/7/2029	92	7,200	104	3.11%	211,538,619	3,526,947	0	0	0	0	0	0	3,526,947
4/7/2029	90	7,290	105	3.12%	211,538,619	3,418,630	0	0	0	0	0	0	3,418,630
7/7/2029	91	7,380	106	3.13%	211,538,619	3,492,778	0	0	0	0	0	0	3,492,778
10/7/2029	92	7,470	107	3.14%	211,538,619	3,500,636	0	0	0	0	0	0	3,500,636
1/7/2030	92	7,560	108	3.15%	211,538,619	3,545,641	0	0	0	0	0	0	3,545,641
4/7/2030	90	7,650	109	3.16%	206,461,692	3,356,647	0	0	0	5,076,927	0	0	3,356,647
7/7/2030	91	7,740	110	3.17%	206,461,692	3,435,378	823,377	0	0	0	0	0	4,258,755
10/7/2030	92	7,830	111	3.18%	205,638,316	3,438,160	0	0	0	0	0	0	3,438,160
1/7/2031	92	7,920	112	3.19%	205,638,316	3,443,448	0	0	0	0	0	0	3,443,448
4/7/2031	90	8,010	113	3.20%	205,638,316	3,378,257	0	0	0	0	0	0	3,378,257
7/7/2031	91	8,100	114	3.21%	205,638,316	3,412,847	0	0	0	0	0	0	3,412,847
10/7/2031	92	8,190	115	3.22%	205,638,316	3,460,252	0	0	0	0	0	0	3,460,252
1/7/2032	92	8,280	116	3.23%	205,638,316	3,466,039	0	0	0	0	0	0	3,466,039
4/7/2032	91	8,370	117	3.24%	205,638,316	3,435,596	0	0	0	0	0	0	3,435,596
7/7/2032	91	8,460	118	3.25%	205,638,316	3,437,242	0	0	0	0	0	0	3,437,242
10/7/2032	92	8,550	119	3.26%	205,638,316	3,482,345	0	0	0	0	0	0	3,482,345
1/7/2033	92	8,640	120	3.27%	205,638,316	3,679,301	205,638,316	0	0	0	0	2,989,812	212,307,429
Totals:						364,475,018	218,752,563	0	0	59,997,437	0	2,989,812	586,217,393

Exhibit 1
Discount Spread:	1.900%
Price:	100.000

Tpref III
Rated Notes
B2 Balance	B2 Principal Paid	B2 Interest Due	B2 Interest Paid	B2 Interest Shortfall	Total Cash Flows	Discount Factor	Discounted Cash Flows
114,750,000	0	859,013	859,013	0	859,013	0.992570	852,630
114,750,000	0	901,804	901,804	0	901,804	0.984830	888,124
114,750,000	0	835,469	835,469	0	835,469	0.977712	816,848
114,750,000	0	912,301	912,301	0	912,301	0.970000	884,931
114,750,000	0	903,943	903,943	0	903,943	0.962418	869,971
114,750,000	0	945,894	945,894	0	945,894	0.954550	902,903
114,750,000	0	1,004,381	1,004,381	0	1,004,381	0.946267	950,413
114,750,000	0	1,051,301	1,051,301	0	1,051,301	0.937677	985,781
114,750,000	0	1,078,076	1,078,076	0	1,078,076	0.928949	1,001,478
114,750,000	0	1,143,136	1,143,136	0	1,143,136	0.919786	1,051,441
114,750,000	0	1,209,070	1,209,070	0	1,209,070	0.910196	1,100,490
114,750,000	0	1,260,682	1,260,682	0	1,260,682	0.900305	1,134,998
114,750,000	0	1,294,549	1,294,549	0	1,294,549	0.890261	1,152,487

Exhibit 1
Discount Spread:	1.900%
Price:	100.000

Tpref III
Rated Notes
B2 Balance	B2 Principal Paid	B2 Interest Due	B2 Interest Paid	B2 Interest Shortfall	Total Cash Flows	Discount Factor	Discounted Cash Flows
114,750,000	0	1,336,608	1,336,608	0	1,336,608	0.880011	1,176,230
114,750,000	0	1,388,539	1,388,539	0	1,388,539	0.869490	1,207,320
114,750,000	0	1,419,037	1,419,037	0	1,419,037	0.858869	1,218,766
114,750,000	0	1,409,704	1,409,704	0	1,409,704	0.848446	1,196,057
114,750,000	0	1,441,611	1,441,611	0	1,441,611	0.837919	1,207,953
114,750,000	0	1,473,581	1,473,581	0	1,473,581	0.827295	1,219,086
114,750,000	0	1,491,470	1,491,470	0	1,491,470	0.816680	1,218,053
114,750,000	0	1,479,128	1,479,128	0	1,479,128	0.806287	1,192,601
114,750,000	0	1,516,737	1,516,737	0	1,516,737	0.795769	1,206,972
114,750,000	0	1,552,172	1,552,172	0	1,552,172	0.785148	1,218,686
114,750,000	0	1,568,008	1,568,008	0	1,568,008	0.774564	1,214,523
114,750,000	0	1,545,683	1,545,683	0	1,545,683	0.764270	1,181,318
114,750,000	0	1,571,849	1,571,849	0	1,571,849	0.753942	1,185,083

Exhibit 1
Discount Spread:	1.900%
Price:	100.000

Tpref III
Rated Notes
B2 Balance	B2 Principal Paid	B2 Interest Due	B2 Interest Paid	B2 Interest Shortfall	Total Cash Flows	Discount Factor	Discounted Cash Flows
114,750,000	0	1,596,453	1,596,453	0	1,596,453	0.743597	1,187,117
114,750,000	0	1,602,318	1,602,318	0	1,602,318	0.733357	1,175,070
114,750,000	0	1,588,962	1,588,962	0	1,588,962	0.723340	1,149,361
114,750,000	0	1,592,153	1,592,153	0	1,592,153	0.713441	1,135,908
114,750,000	0	1,612,289	1,612,289	0	1,612,289	0.703556	1,134,335
114,750,000	0	1,614,635	1,614,635	0	1,614,635	0.693794	1,120,223
114,750,000	0	1,581,542	1,581,542	0	1,581,542	0.684362	1,082,347
114,750,000	0	1,601,435	1,601,435	0	1,601,435	0.674942	1,080,876
114,750,000	0	1,621,379	1,621,379	0	1,621,379	0.665538	1,079,090
114,750,000	0	1,624,312	1,624,312	0	1,624,312	0.656249	1,065,953
114,750,000	0	1,592,443	1,592,443	0	1,592,443	0.647267	1,030,735
114,750,000	0	1,614,488	1,614,488	0	1,614,488	0.638286	1,030,505
114,750,000	0	1,637,508	1,637,508	0	1,637,508	0.629306	1,030,493

Exhibit 1
Discount Spread:	1.900%
Price:	100.000

Tpref III
Rated Notes
B2 Balance	B2 Principal Paid	B2 Interest Due	B2 Interest Paid	B2 Interest Shortfall	Total Cash Flows	Discount Factor	Discounted Cash Flows
114,750,000	0	1,643,960	1,643,960	0	1,643,960	0.620417	1,019,941
114,750,000	0	1,615,967	1,615,967	0	1,615,967	0.611802	988,651
114,750,000	0	1,642,334	1,642,334	0	1,642,334	0.603169	990,605
114,750,000	0	1,668,299	1,668,299	0	1,668,299	0.594525	991,846
114,750,000	0	1,675,631	1,675,631	0	1,675,631	0.585969	981,867
114,750,000	0	1,663,508	1,663,508	0	1,663,508	0.577596	960,835
114,750,000	0	1,669,020	1,669,020	0	1,669,020	0.569315	950,198
114,750,000	0	1,692,053	1,692,053	0	1,692,053	0.561042	949,313
114,750,000	0	1,695,572	1,695,572	0	1,695,572	0.552873	937,435
114,750,000	0	1,661,006	1,661,006	0	1,661,006	0.544984	905,222
114,750,000	0	1,681,202	1,681,202	0	1,681,202	0.537115	902,999
114,750,000	0	1,699,970	1,699,970	0	1,699,970	0.529274	899,750
114,750,000	0	1,699,384	1,699,384	0	1,699,384	0.521550	886,314

Exhibit 1
Discount Spread:	1.900%
Price:	100.000

Tpref III
Rated Notes
B2 Balance	B2 Principal Paid	B2 Interest Due	B2 Interest Paid	B2 Interest Shortfall	Total Cash Flows	Discount Factor	Discounted Cash Flows
114,750,000	0	1,660,433	1,660,433	0	1,660,433	0.514111	853,646
114,750,000	0	1,675,691	1,675,691	0	1,675,691	0.506711	849,092
114,750,000	0	1,689,707	1,689,707	0	1,689,707	0.499358	843,769
114,750,000	0	1,684,135	1,684,135	0	1,684,135	0.492135	828,822
114,750,000	0	1,640,638	1,640,638	0	1,640,638	0.485198	796,035
114,750,000	0	1,650,456	1,650,456	0	1,650,456	0.478319	789,444
114,750,000	0	1,658,622	1,658,622	0	1,658,622	0.471503	782,046
114,750,000	0	1,647,479	1,647,479	0	1,647,479	0.464830	765,797
114,750,000	0	1,616,808	1,616,808	0	1,616,808	0.458371	741,099
114,750,000	0	1,602,885	1,602,885	0	1,602,885	0.452057	724,595
114,750,000	0	1,606,717	1,606,717	0	1,606,717	0.445815	716,298
114,750,000	0	1,593,227	1,593,227	0	1,593,227	0.439710	700,557
114,750,000	0	1,545,683	1,545,683	0	1,545,683	0.433865	670,618

Exhibit 1
Discount Spread:	1.900%
Price:	100.000

Tpref III
Rated Notes
B2 Balance	B2 Principal Paid	B2 Interest Due	B2 Interest Paid	B2 Interest Shortfall	Total Cash Flows	Discount Factor	Discounted Cash Flows
114,750,000	0	1,550,094	1,550,094	0	1,550,094	0.428083	663,568
114,750,000	0	1,554,812	1,554,812	0	1,554,812	0.422360	656,690
114,750,000	0	1,543,082	1,543,082	0	1,543,082	0.416756	643,088
114,750,000	0	1,498,635	1,498,635	0	1,498,635	0.411383	616,513
114,750,000	0	1,504,844	1,504,844	0	1,504,844	0.406058	611,054
114,750,000	0	1,511,704	1,511,704	0	1,511,704	0.400778	605,858
114,750,000	0	1,502,613	1,502,613	0	1,502,613	0.395598	594,430
114,750,000	0	1,462,202	1,462,202	0	1,462,202	0.390620	571,166
114,750,000	0	1,471,487	1,471,487	0	1,471,487	0.385675	567,515
114,750,000	0	1,481,499	1,481,499	0	1,481,499	0.380759	564,094
114,750,000	0	1,476,807	1,476,807	0	1,476,807	0.375921	555,162
114,750,000	0	1,456,984	1,456,984	0	1,456,984	0.371208	540,843
114,750,000	0	1,454,663	1,454,663	0	1,454,663	0.366561	533,222

Exhibit 1
Discount Spread:	1.900%
Price:	100.000

Tpref III
Rated Notes
B2 Balance	B2 Principal Paid	B2 Interest Due	B2 Interest Paid	B2 Interest Shortfall	Total Cash Flows	Discount Factor	Discounted Cash Flows
114,750,000	0	1,469,476	1,469,476	0	1,469,476	0.361926	531,841
114,750,000	0	1,469,769	1,469,769	0	1,469,769	0.357349	525,220
114,750,000	0	1,439,539	1,439,539	0	1,439,539	0.352921	508,044
114,750,000	0	1,458,144	1,458,144	0	1,458,144	0.348493	508,153
114,750,000	0	1,477,100	1,477,100	0	1,477,100	0.344064	508,217
114,750,000	0	1,480,033	1,480,033	0	1,480,033	0.339683	502,742
114,750,000	0	1,450,727	1,450,727	0	1,450,727	0.335442	486,635
114,750,000	0	1,470,037	1,470,037	0	1,470,037	0.331199	486,875
114,750,000	0	1,489,124	1,489,124	0	1,489,124	0.326956	486,878
114,750,000	0	1,492,056	1,492,056	0	1,492,056	0.322760	481,575
114,750,000	0	1,462,776	1,462,776	0	1,462,776	0.318697	466,182
114,750,000	0	1,481,929	1,481,929	0	1,481,929	0.314634	466,265
114,750,000	0	1,501,440	1,501,440	0	1,501,440	0.310570	466,302

Exhibit 1
Discount Spread:	1.900%
Price:	100.000

Tpref III
Rated Notes
B2 Balance	B2 Principal Paid	B2 Interest Due	B2 Interest Paid	B2 Interest Shortfall	Total Cash Flows	Discount Factor	Discounted Cash Flows
114,750,000	0	1,504,666	1,504,666	0	1,504,666	0.306550	461,256
114,750,000	0	1,491,211	1,491,211	0	1,491,211	0.302618	451,267
114,750,000	0	1,494,402	1,494,402	0	1,494,402	0.298727	446,419
114,750,000	0	1,513,757	1,513,757	0	1,513,757	0.294838	446,313
114,750,000	114,750,000	1,516,689	1,516,689	0	116,266,689	0.290992	33,832,658
	114,750,000	142,586,343	142,586,343	0	257,336,343		114,750,000

Cash Flow Analysis - TPREF III	Exhibit 2
Prepared By Sandler O'Neill & Partners
3/31/2009

Assumptions:
1) NetBank ($4.25), FNB AZ ($15MM), Vineyard ($5MM) and BankAtlantic ($15MM, Apr-09) assume 0% recovery
2) Additional defaults of 2.4% are assumed every 3-years, starting Apr-2009 with 0% recovery
3) No calls assumed
4) Reinvestment Rate Assumption: 3%
5) Fwd LIBOR rates as of 3/31/2009
6) Tpref III defines any interest shortfall as a default; the bonds do not "PIK". This analysis assumes unpaid interest on rated notes are paid before income notes.
If in actuality there is a shortfall of interest, the Trustee would be required to follow the terms of the Indenture for such a default.
7) Initial discount rates are set to original coupon spread and are not intended to reflect current market values

COLLATERAL
Date	Days act/360	Cum. Days 30/360	Period	LIBOR	Performing Balance	Interest (including reinvestment)	Matured Principal	Called Amount	Call Premium	Defaults	Recoveries	Reserve Payout	Total Cashflow
4/7/2009	90	90	25	1.09%	257,420,000	2,776,798	0	0	0	21,330,000	0	0	2,776,798
7/7/2009	91	180	26	1.21%	257,420,000	3,331,723	0	0	0	0	0	0	3,331,723
10/7/2009	92	270	27	0.95%	257,420,000	2,711,197	0	0	0	0	0	0	2,711,197
1/7/2010	92	360	28	1.21%	257,420,000	3,358,746	0	0	0	0	0	0	3,358,746
4/7/2010	90	450	29	1.25%	257,420,000	2,834,627	0	0	0	0	0	0	2,834,627
7/7/2010	91	540	30	1.36%	257,420,000	3,421,832	0	0	0	0	0	0	3,421,832
10/7/2010	92	630	31	1.53%	257,420,000	3,063,761	0	0	0	0	0	0	3,063,761
1/7/2011	92	720	32	1.69%	257,420,000	3,660,673	0	0	0	0	0	0	3,660,673
4/7/2011	90	810	33	1.86%	257,420,000	3,206,188	0	0	0	0	0	0	3,206,188
7/7/2011	91	900	34	2.04%	257,420,000	3,851,839	9,760,000	0	0	0	0	0	13,611,839
10/7/2011	92	990	35	2.22%	247,660,000	3,503,773	0	0	0	0	0	0	3,503,773
1/7/2012	92	1,080	36	2.40%	247,660,000	3,660,570	0	0	0	0	0	0	3,660,570
4/7/2012	91	1,170	37	2.56%	241,716,160	3,592,205	0	0	0	5,943,840	0	0	3,592,205
7/7/2012	91	1,260	38	2.71%	241,716,160	3,721,825	0	0	0	0	0	0	3,721,825
10/7/2012	92	1,350	39	2.84%	241,716,160	3,797,982	0	0	0	0	0	0	3,797,982
1/7/2013	92	1,440	40	2.94%	241,716,160	3,907,015	0	0	0	0	0	0	3,907,015
4/7/2013	90	1,530	41	3.01%	241,716,160	3,828,994	0	0	0	0	0	0	3,828,994
7/7/2013	91	1,620	42	3.07%	241,716,160	3,941,996	0	0	0	0	0	0	3,941,996
10/7/2013	92	1,710	43	3.13%	241,716,160	3,978,177	0	0	0	0	0	0	3,978,177
1/7/2014	92	1,800	44	3.19%	241,716,160	4,059,991	0	0	0	0	0	0	4,059,991
4/7/2014	90	1,890	45	3.26%	241,716,160	3,974,908	0	0	0	0	0	0	3,974,908
7/7/2014	91	1,980	46	3.33%	241,716,160	4,099,200	0	0	0	0	0	0	4,099,200
10/7/2014	92	2,070	47	3.39%	241,716,160	4,143,088	0	0	0	0	0	0	4,143,088
1/7/2015	92	2,160	48	3.45%	241,716,160	4,220,932	0	0	0	0	0	0	4,220,932
4/7/2015	90	2,250	49	3.49%	235,914,972	4,016,860	0	0	0	5,801,188	0	0	4,016,860
7/7/2015	91	2,340	50	3.52%	235,914,972	4,114,612	0	0	0	0	0	0	4,114,612
10/7/2015	92	2,430	51	3.54%	235,914,972	4,135,281	0	0	0	0	0	0	4,135,281
1/7/2016	92	2,520	52	3.56%	235,914,972	4,190,709	0	0	0	0	0	0	4,190,709
4/7/2016	91	2,610	53	3.58%	235,914,972	4,113,197	0	0	0	0	0	0	4,113,197
7/7/2016	91	2,700	54	3.59%	235,914,972	4,159,056	0	0	0	0	0	0	4,159,056
10/7/2016	92	2,790	55	3.60%	235,914,972	4,168,086	0	0	0	0	0	0	4,168,086
1/7/2017	92	2,880	56	3.61%	235,914,972	4,216,221	0	0	0	0	0	0	4,216,221
4/7/2017	90	2,970	57	3.61%	235,914,972	4,091,169	0	0	0	0	0	0	4,091,169
7/7/2017	91	3,060	58	3.62%	235,914,972	4,175,697	0	0	0	0	0	0	4,175,697

Cash Flow Analysis - TPREF III	Exhibit 2
Prepared By Sandler O'Neill & Partners
3/31/2009

COLLATERAL
Date	Days act/360	Cum. Days 30/360	Period	LIBOR	Performing Balance	Interest (including reinvestment)	Matured Principal	Called Amount	Call Premium	Defaults	Recoveries	Reserve Payout	Total Cashflow
10/7/2017	92	3,150	59	3.63%	235,914,972	4,186,751	0	0	0	0	0	0	4,186,751
1/7/2018	92	3,240	60	3.64%	235,914,972	4,235,992	0	0	0	0	0	0	4,235,992
4/7/2018	90	3,330	61	3.65%	230,253,013	4,014,710	0	0	0	5,661,959	0	0	4,014,710
7/7/2018	91	3,420	62	3.67%	230,253,013	4,101,406	0	0	0	0	0	0	4,101,406
10/7/2018	92	3,510	63	3.68%	230,253,013	4,118,302	0	0	0	0	0	0	4,118,302
1/7/2019	92	3,600	64	3.71%	230,253,013	4,173,353	0	0	0	0	0	0	4,173,353
4/7/2019	90	3,690	65	3.73%	230,253,013	4,061,487	0	0	0	0	0	0	4,061,487
7/7/2019	91	3,780	66	3.76%	230,253,013	4,156,766	0	0	0	0	0	0	4,156,766
10/7/2019	92	3,870	67	3.79%	230,253,013	4,179,736	0	0	0	0	0	0	4,179,736
1/7/2020	92	3,960	68	3.81%	230,253,013	4,236,674	0	0	0	0	0	0	4,236,674
4/7/2020	91	4,050	69	3.84%	230,253,013	4,163,532	0	0	0	0	0	0	4,163,532
7/7/2020	91	4,140	70	3.85%	230,253,013	4,212,778	0	0	0	0	0	0	4,212,778
10/7/2020	92	4,230	71	3.87%	230,253,013	4,227,489	0	0	0	0	0	0	4,227,489
1/7/2021	92	4,320	72	3.88%	230,253,013	4,276,832	0	0	0	0	0	0	4,276,832
4/7/2021	90	4,410	73	3.89%	224,726,941	4,052,484	0	0	0	5,526,072	0	0	4,052,484
7/7/2021	91	4,500	74	3.90%	224,726,941	4,133,325	0	0	0	0	0	0	4,133,325
10/7/2021	92	4,590	75	3.90%	224,726,941	4,141,819	0	0	0	0	0	0	4,141,819
1/7/2022	92	4,680	76	3.90%	224,726,941	4,181,960	0	0	0	0	0	0	4,181,960
4/7/2022	90	4,770	77	3.89%	224,726,941	4,051,691	0	0	0	0	0	0	4,051,691
7/7/2022	91	4,860	78	3.88%	224,726,941	4,122,930	0	0	0	0	0	0	4,122,930
10/7/2022	92	4,950	79	3.86%	224,726,941	4,122,145	0	0	0	0	0	0	4,122,145
1/7/2023	92	5,040	80	3.84%	224,726,941	4,152,585	0	0	0	0	0	0	4,152,585
4/7/2023	90	5,130	81	3.82%	224,726,941	4,013,393	0	0	0	0	0	0	4,013,393
7/7/2023	91	5,220	82	3.79%	224,726,941	4,074,091	0	0	0	0	0	0	4,074,091
10/7/2023	92	5,310	83	3.76%	224,726,941	4,061,847	0	0	0	0	0	0	4,061,847
1/7/2024	92	5,400	84	3.72%	224,726,941	4,081,417	0	0	0	0	0	0	4,081,417
4/7/2024	91	5,490	85	3.67%	219,333,494	3,878,415	0	0	0	5,393,447	0	0	3,878,415
7/7/2024	91	5,580	86	3.63%	219,333,494	3,888,405	0	0	0	0	0	0	3,888,405
10/7/2024	92	5,670	87	3.58%	219,333,494	3,865,705	0	0	0	0	0	0	3,865,705
1/7/2025	92	5,760	88	3.53%	219,333,494	3,880,220	0	0	0	0	0	0	3,880,220
4/7/2025	90	5,850	89	3.49%	219,333,494	3,736,325	0	0	0	0	0	0	3,736,325
7/7/2025	91	5,940	90	3.44%	219,333,494	3,785,526	0	0	0	0	0	0	3,785,526
10/7/2025	92	6,030	91	3.40%	219,333,494	3,766,691	0	0	0	0	0	0	3,766,691
1/7/2026	92	6,120	92	3.36%	219,333,494	3,784,542	0	0	0	0	0	0	3,784,542

Cash Flow Analysis - TPREF III	Exhibit 2
Prepared By Sandler O'Neill & Partners
3/31/2009

COLLATERAL
Date	Days act/360	Cum. Days 30/360	Period	LIBOR	Performing Balance	Interest (including reinvestment)	Matured Principal	Called Amount	Call Premium	Defaults	Recoveries	Reserve Payout	Total Cashflow
4/7/2026	90	6,210	93	3.32%	219,333,494	3,646,401	0	0	0	0	0	0	3,646,401
7/7/2026	91	6,300	94	3.29%	219,333,494	3,699,194	0	0	0	0	0	0	3,699,194
10/7/2026	92	6,390	95	3.26%	219,333,494	3,684,312	0	0	0	0	0	0	3,684,312
1/7/2027	92	6,480	96	3.22%	219,333,494	3,707,239	0	0	0	0	0	0	3,707,239
4/7/2027	90	6,570	97	3.20%	214,069,490	3,490,830	0	0	0	5,264,004	0	0	3,490,830
7/7/2027	91	6,660	98	3.17%	214,069,490	3,548,189	0	0	0	0	0	0	3,548,189
10/7/2027	92	6,750	99	3.15%	214,069,490	3,539,493	0	0	0	0	0	0	3,539,493
1/7/2028	92	6,840	100	3.14%	214,069,490	3,569,959	0	0	0	0	0	0	3,569,959
4/7/2028	91	6,930	101	3.12%	214,069,490	3,487,239	0	0	0	0	0	0	3,487,239
7/7/2028	91	7,020	102	3.12%	214,069,490	3,518,685	0	0	0	0	0	0	3,518,685
10/7/2028	92	7,110	103	3.11%	214,069,490	3,523,081	2,530,871	0	0	0	0	0	6,053,951
1/7/2029	92	7,200	104	3.11%	211,538,619	3,526,947	0	0	0	0	0	0	3,526,947
4/7/2029	90	7,290	105	3.12%	211,538,619	3,418,630	0	0	0	0	0	0	3,418,630
7/7/2029	91	7,380	106	3.13%	211,538,619	3,492,778	0	0	0	0	0	0	3,492,778
10/7/2029	92	7,470	107	3.14%	211,538,619	3,500,636	0	0	0	0	0	0	3,500,636
1/7/2030	92	7,560	108	3.15%	211,538,619	3,545,641	0	0	0	0	0	0	3,545,641
4/7/2030	90	7,650	109	3.16%	206,461,692	3,356,647	0	0	0	5,076,927	0	0	3,356,647
7/7/2030	91	7,740	110	3.17%	206,461,692	3,435,378	823,377	0	0	0	0	0	4,258,755
10/7/2030	92	7,830	111	3.18%	205,638,316	3,438,160	0	0	0	0	0	0	3,438,160
1/7/2031	92	7,920	112	3.19%	205,638,316	3,443,448	0	0	0	0	0	0	3,443,448
4/7/2031	90	8,010	113	3.20%	205,638,316	3,378,257	0	0	0	0	0	0	3,378,257
7/7/2031	91	8,100	114	3.21%	205,638,316	3,412,847	0	0	0	0	0	0	3,412,847
10/7/2031	92	8,190	115	3.22%	205,638,316	3,460,252	0	0	0	0	0	0	3,460,252
1/7/2032	92	8,280	116	3.23%	205,638,316	3,466,039	0	0	0	0	0	0	3,466,039
4/7/2032	91	8,370	117	3.24%	205,638,316	3,435,596	0	0	0	0	0	0	3,435,596
7/7/2032	91	8,460	118	3.25%	205,638,316	3,437,242	0	0	0	0	0	0	3,437,242
10/7/2032	92	8,550	119	3.26%	205,638,316	3,482,345	0	0	0	0	0	0	3,482,345
1/7/2033	92	8,640	120	3.27%	205,638,316	3,679,301	205,638,316	0	0	0	0	2,989,812	212,307,429
Totals:						364,475,018	218,752,563	0	0	59,997,437	0	2,989,812	586,217,393

Exhibit 2
Discount Spread:	10.100%
Price:	38.892

Tpref III
Rated Notes
B2 Balance	B2 Principal Paid	B2 Interest Due	B2 Interest Paid	B2 Interest Shortfall	Total Cash Flows	Discount Factor	Discounted Cash Flows
114,750,000	0	859,013	859,013	0	859,013	0.972776	835,627
114,750,000	0	901,804	901,804	0	901,804	0.945740	852,873
114,750,000	0	835,469	835,469	0	835,469	0.919769	768,439
114,750,000	0	912,301	912,301	0	912,301	0.893930	815,533
114,750,000	0	903,943	903,943	0	903,943	0.869262	785,764
114,750,000	0	945,894	945,894	0	945,894	0.844788	799,080
114,750,000	0	1,004,381	1,004,381	0	1,004,381	0.820415	824,009
114,750,000	0	1,051,301	1,051,301	0	1,051,301	0.796429	837,286
114,750,000	0	1,078,076	1,078,076	0	1,078,076	0.773310	833,688
114,750,000	0	1,143,136	1,143,136	0	1,143,136	0.750284	857,677
114,750,000	0	1,209,070	1,209,070	0	1,209,070	0.727378	879,450
114,750,000	0	1,260,682	1,260,682	0	1,260,682	0.704863	888,608
114,750,000	0	1,294,549	1,294,549	0	1,294,549	0.683001	884,178

Exhibit 2
Discount Spread:	10.100%
Price:	38.892

Tpref III
Rated Notes
B2 Balance	B2 Principal Paid	B2 Interest Due	B2 Interest Paid	B2 Interest Shortfall	Total Cash Flows	Discount Factor	Discounted Cash Flows
114,750,000	0	1,336,608	1,336,608	0	1,336,608	0.661582	884,275
114,750,000	0	1,388,539	1,388,539	0	1,388,539	0.640412	889,237
114,750,000	0	1,419,037	1,419,037	0	1,419,037	0.619760	879,463
114,750,000	0	1,409,704	1,409,704	0	1,409,704	0.600087	845,944
114,750,000	0	1,441,611	1,441,611	0	1,441,611	0.580753	837,219
114,750,000	0	1,473,581	1,473,581	0	1,473,581	0.561767	827,809
114,750,000	0	1,491,470	1,491,470	0	1,491,470	0.543319	810,344
114,750,000	0	1,479,128	1,479,128	0	1,479,128	0.525764	777,672
114,750,000	0	1,516,737	1,516,737	0	1,516,737	0.508503	771,265
114,750,000	0	1,552,172	1,552,172	0	1,552,172	0.491553	762,975
114,750,000	0	1,568,008	1,568,008	0	1,568,008	0.475105	744,968
114,750,000	0	1,545,683	1,545,683	0	1,545,683	0.459496	710,234
114,750,000	0	1,571,849	1,571,849	0	1,571,849	0.444204	698,221

Exhibit 2
Discount Spread:	10.100%
Price:	38.892

Tpref III
Rated Notes
B2 Balance	B2 Principal Paid	B2 Interest Due	B2 Interest Paid	B2 Interest Shortfall	Total Cash Flows	Discount Factor	Discounted Cash Flows
114,750,000	0	1,596,453	1,596,453	0	1,596,453	0.429237	685,257
114,750,000	0	1,602,318	1,602,318	0	1,602,318	0.414754	664,568
114,750,000	0	1,588,962	1,588,962	0	1,588,962	0.400893	637,004
114,750,000	0	1,592,153	1,592,153	0	1,592,153	0.387485	616,936
114,750,000	0	1,612,289	1,612,289	0	1,612,289	0.374380	603,608
114,750,000	0	1,614,635	1,614,635	0	1,614,635	0.361710	584,030
114,750,000	0	1,581,542	1,581,542	0	1,581,542	0.349721	553,098
114,750,000	0	1,601,435	1,601,435	0	1,601,435	0.337998	541,282
114,750,000	0	1,621,379	1,621,379	0	1,621,379	0.326541	529,447
114,750,000	0	1,624,312	1,624,312	0	1,624,312	0.315465	512,413
114,750,000	0	1,592,443	1,592,443	0	1,592,443	0.304980	485,664
114,750,000	0	1,614,488	1,614,488	0	1,614,488	0.294725	475,830
114,750,000	0	1,637,508	1,637,508	0	1,637,508	0.284696	466,192

Exhibit 2
Discount Spread:	10.100%
Price:	38.892

Tpref III
Rated Notes
B2 Balance	B2 Principal Paid	B2 Interest Due	B2 Interest Paid	B2 Interest Shortfall	Total Cash Flows	Discount Factor	Discounted Cash Flows
114,750,000	0	1,643,960	1,643,960	0	1,643,960	0.274994	452,079
114,750,000	0	1,615,967	1,615,967	0	1,615,967	0.265802	429,527
114,750,000	0	1,642,334	1,642,334	0	1,642,334	0.256803	421,757
114,750,000	0	1,668,299	1,668,299	0	1,668,299	0.248001	413,739
114,750,000	0	1,675,631	1,675,631	0	1,675,631	0.239485	401,289
114,750,000	0	1,663,508	1,663,508	0	1,663,508	0.231336	384,830
114,750,000	0	1,669,020	1,669,020	0	1,669,020	0.223455	372,950
114,750,000	0	1,692,053	1,692,053	0	1,692,053	0.215752	365,064
114,750,000	0	1,695,572	1,695,572	0	1,695,572	0.208309	353,202
114,750,000	0	1,661,006	1,661,006	0	1,661,006	0.201269	334,310
114,750,000	0	1,681,202	1,681,202	0	1,681,202	0.194392	326,812
114,750,000	0	1,699,970	1,699,970	0	1,699,970	0.187679	319,048
114,750,000	0	1,699,384	1,699,384	0	1,699,384	0.181198	307,925

Exhibit 2
Discount Spread:	10.100%
Price:	38.892

Tpref III
Rated Notes
B2 Balance	B2 Principal Paid	B2 Interest Due	B2 Interest Paid	B2 Interest Shortfall	Total Cash Flows	Discount Factor	Discounted Cash Flows
114,750,000	0	1,660,433	1,660,433	0	1,660,433	0.175076	290,702
114,750,000	0	1,675,691	1,675,691	0	1,675,691	0.169101	283,362
114,750,000	0	1,689,707	1,689,707	0	1,689,707	0.163276	275,888
114,750,000	0	1,684,135	1,684,135	0	1,684,135	0.157658	265,517
114,750,000	0	1,640,638	1,640,638	0	1,640,638	0.152356	249,961
114,750,000	0	1,650,456	1,650,456	0	1,650,456	0.147188	242,928
114,750,000	0	1,658,622	1,658,622	0	1,658,622	0.142155	235,781
114,750,000	0	1,647,479	1,647,479	0	1,647,479	0.137306	226,209
114,750,000	0	1,616,808	1,616,808	0	1,616,808	0.132686	214,528
114,750,000	0	1,602,885	1,602,885	0	1,602,885	0.128237	205,549
114,750,000	0	1,606,717	1,606,717	0	1,606,717	0.123905	199,081
114,750,000	0	1,593,227	1,593,227	0	1,593,227	0.119734	190,763
114,750,000	0	1,545,683	1,545,683	0	1,545,683	0.115800	178,990

Exhibit 2
Discount Spread:	10.100%
Price:	38.892

Tpref III
Rated Notes
B2 Balance	B2 Principal Paid	B2 Interest Due	B2 Interest Paid	B2 Interest Shortfall	Total Cash Flows	Discount Factor	Discounted Cash Flows
114,750,000	0	1,550,094	1,550,094	0	1,550,094	0.111967	173,559
114,750,000	0	1,554,812	1,554,812	0	1,554,812	0.108232	168,281
114,750,000	0	1,543,082	1,543,082	0	1,543,082	0.104633	161,457
114,750,000	0	1,498,635	1,498,635	0	1,498,635	0.101235	151,715
114,750,000	0	1,504,844	1,504,844	0	1,504,844	0.097921	147,356
114,750,000	0	1,511,704	1,511,704	0	1,511,704	0.094690	143,143
114,750,000	0	1,502,613	1,502,613	0	1,502,613	0.091572	137,597
114,750,000	0	1,462,202	1,462,202	0	1,462,202	0.088625	129,588
114,750,000	0	1,471,487	1,471,487	0	1,471,487	0.085749	126,178
114,750,000	0	1,481,499	1,481,499	0	1,481,499	0.082940	122,875
114,750,000	0	1,476,807	1,476,807	0	1,476,807	0.080226	118,478
114,750,000	0	1,456,984	1,456,984	0	1,456,984	0.077631	113,107
114,750,000	0	1,454,663	1,454,663	0	1,454,663	0.075122	109,277

Exhibit 2
Discount Spread:	10.100%
Price:	38.892

Tpref III
Rated Notes
B2 Balance	B2 Principal Paid	B2 Interest Due	B2 Interest Paid	B2 Interest Shortfall	Total Cash Flows	Discount Factor	Discounted Cash Flows
114,750,000	0	1,469,476	1,469,476	0	1,469,476	0.072668	106,784
114,750,000	0	1,469,769	1,469,769	0	1,469,769	0.070295	103,317
114,750,000	0	1,439,539	1,439,539	0	1,439,539	0.068046	97,955
114,750,000	0	1,458,144	1,458,144	0	1,458,144	0.065845	96,011
114,750,000	0	1,477,100	1,477,100	0	1,477,100	0.063690	94,077
114,750,000	0	1,480,033	1,480,033	0	1,480,033	0.061605	91,177
114,750,000	0	1,450,727	1,450,727	0	1,450,727	0.059629	86,505
114,750,000	0	1,470,037	1,470,037	0	1,470,037	0.057694	84,812
114,750,000	0	1,489,124	1,489,124	0	1,489,124	0.055800	83,093
114,750,000	0	1,492,056	1,492,056	0	1,492,056	0.053967	80,523
114,750,000	0	1,462,776	1,462,776	0	1,462,776	0.052231	76,402
114,750,000	0	1,481,929	1,481,929	0	1,481,929	0.050531	74,883
114,750,000	0	1,501,440	1,501,440	0	1,501,440	0.048868	73,372

Exhibit 2
Discount Spread:	10.100%
Price:	38.892

Tpref III
Rated Notes
B2 Balance	B2 Principal Paid	B2 Interest Due	B2 Interest Paid	B2 Interest Shortfall	Total Cash Flows	Discount Factor	Discounted Cash Flows
114,750,000	0	1,504,666	1,504,666	0	1,504,666	0.047258	71,107
114,750,000	0	1,491,211	1,491,211	0	1,491,211	0.045716	68,172
114,750,000	0	1,494,402	1,494,402	0	1,494,402	0.044223	66,087
114,750,000	0	1,513,757	1,513,757	0	1,513,757	0.042763	64,733
114,750,000	114,750,000	1,516,689	1,516,689	0	116,266,689	0.041350	4,807,628
	114,750,000	142,586,343	142,586,343	0	257,336,343		44,628,206

Exhibit 3

Bank of Smithtown			Original Collateral	354,070,000
Trust Preferred Analysis			Outstanding Collateral	303,000,000
3/31/2009			Deferring/Defaulted Collateral	24,250,000
		Book	Vineyard
CUSIP	Description	Value	Net Bank
			FNB Arizona
89234XAD0	TPREF Funding III - Class B	1,994,475	BankAtlantic	As of 1st qtr 2009
			Paying Collateral	278,750,000

			Mar. 31, 2009

							Credit	Estimated
		Issue	BOS	NPAs/	Total	Texas	Weighting	Future
	Underlying Banks	Amount	credit rating	Total loans	RBC	ratio	Calculation	Defaults

	Bank Atlantic	15,000	5.00		Know to be defaulting		75,000.00	15,000
	Border Capital group	3,000	2.33	3.64	14.42	26.41	7,000	300
	Community Bancshares	10,000	2.67	2.61	11.19	31.65	26,667	2,000
	Dearborn bancorp	10,000	3.67	8.46	10.47	65.80	36,667	7,500
	ETB Holdings ***	15,000	2.33	3.85	12.95	27.33	35,000	1,500
	national banking corp	3,000	3.33	5.51	10.96	51.28	10,000	600
	northeast securities	5,000	2.33	1.79	11.48	20.91	11,667	500
	sovereign bancorp	15,000	2.33	1.53	10.20	26.70	35,000	1,500
	Citigroup	17,500	2.67	5.06	15.18	42.51	46,667	3,500
	alpha financial	6,000	1.67	0.84	10.86	8.84	10,000	600
	banner	15,000	3.00	6.53	12.02	50.65	45,000	3,000
	beal financial	17,500	2.33	8.70	30.93	36.93	40,833	1,750
	bridgeview bancorp	15,000	2.67	3.13	11.88	34.04	40,000	3,000
	partners trust financial group(M&T)	15,000	1.00	0.46	19.10	4.60	15,000	375
	central trust	3,000	3.00	na	na	na	9,000	600
	commercebank holding corporation	9,250	2.67	7.67	17.13	45.09	24,667	1,850
	community banks(susquehanna) **	15,000	2.00	1.32	10.20	14.48	30,000	1,500
	FBOP corp **	17,500	3.00	3.97	9.15	38.90	52,500	3,500
	First Dakota National	5,000	2.00	1.19	10.94	10.78	10,000	500
	Greater Scramento Bancorp	4,000	2.33	4.46	12.71	29.63	9,333	400
	HF Financial (home federal)	5,000	1.67	0.28	11.40	5.32	8,333	500
	Bank of america	5,000	2.67	2.45	11.71	29.84	13,333	1,000
	Trust mark corp	8,000	2.00	2.20	14.60	18.43	16,000	800
	Rivervalley bancorp	3,000	3.33	4.07	8.73	55.77	10,000	600
	western alliance bancorp	15,000	1.67	1.87	12.26	16.16	25,000	1,500
	Wells fargo	3,000	3.00	1.76	10.81	67.85	9,000	600
	Pacific capital bancorp	10,000	2.33	3.94	14.38	28.49	23,333	1,000
	Huntington bancshares	1,000	3.00	2.98	10.71	52.73	3,000	200
	UCBH hioldings **	10,000	3.00	6.12	14.24	40.84	30,000	2,000
	umpqua holdings **	3,000	2.00	2.94	13.25	19.78	6,000	300
		278,750					714,000.00	57,975.00
						Future default rate		2.40%

	Credit Rating Weighting Scale					Weighted credit rating		2.56
	Range	Rating
NPA/Total Loans	< 1	1				4.00 or higher assumes a 100% future default rate
	1 - 1.99	2				3.50 - 3.99 assumes a 75% future default rate
	2 - 4.99	3				2.50 - 3.49 assumes a 20% future default rate
	5 - 9.99	4				1.50 - 2.49 assumes a 10% future default rate
	> 10	5				1.01 - 1.49 assumes a 5% future default rate
						1.00 assumes a 2.5% future default rate
Total RBC	> 15	1
	12 - 14.99	2
	10 - 11.99	3
	8 - 9.99	4
	< 8	5

Texas Ratio	< 20	1
	20 - 39.99	2
	40 - 59.99	3
	60 - 79.99	4
	> 80	5